Peak Provides Update on Filing of Year-end 2019 Financial Statements

Montreal, Quebec--(Newsfile Corp. - May 12, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it will file its year-end 2019 financial statements on May 21, 2020 rather than on the previously announced filing date of May 14, 2020.

Due to circumstances beyond their control, the Company's auditors advised Peak that they would require more time than originally expected to complete the audit of the Company's year-end 2019 financial statements.

The date of the filing of the Company's first quarter 2020 financial statements will not be affected by today's news and will remain June 18, 2020.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:
CHF Capital Markets	Peak Positioning Technologies Inc.	Twitter: @PeakPositioning
Cathy Hume, CEO	Johnson Joseph, President and CEO	Facebook: @peakpositioning
416-868-1079 ext.: 251	514-340-7775 ext.: 501	LinkedIn: Peak Positioning
cathy@chfir.com	investors@peakpositioning.com	YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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